Exhibit 11

National Presto Industries, Inc.

The following presents the computation of per share earnings reflecting the assumption that the granted shares under the 1988 Stock Option Plan will be exercised.

(IN THOUSANDS EXCEPT PER SHARE DATA)

	First Quarter
	2004	2003
Net Earnings (1)	$1,495	$2,053

Weighted average common shares outstanding (2)	6,818	6,830
Common share equivalents relating to stock options	1	1

Adjusted common and common equivalent
shares for computation (3)	6,819	6,831

Net earnings per share:
Basic (1 divided by 2)	$0.22	$0.30

Diluted (1 divided by 3)	$0.22	$0.30